4/31/02

02036508

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Months of March and April 2002

ELBIT MEDICAL IMAGING LTD.
(Translation of Registrant's Name into English)
13 Mozes Street, Tel Aviv 67442, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

Attached hereto as Exhibit 1 and incorporated by reference herein is a copy of the Registrant's press release dated March 26, 2002.

Attached hereto as Exhibit 2 and incorporated by reference herein is a copy of the Registrant's press release dated April 3, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT MEDICAL IMAGING LTD.
(Registrant)

By: ______________________
Name: Marc Lavine
Title: Corporate Secretary and General Counsel

Dated: May 15, 2002.

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated March 26, 2002.
2.	Press release dated April 3, 2002.

EXHIBIT 1

InSightec Awarded FDA Approval to Commence Phase 3 Clinical Testing on Treatment of Uterine Fibroids

TEL AVIV, Israel, March 26 /PRNewswire-FirstCall/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - news; ``EMI'' or the ``Company'') announced today that, InSightec Ltd., a subsidiary company in which EMI holds a 61% interest (on a fully diluted basis), has received FDA IDE approval for its Phase 3 (pivotal) study on the treatment of uterine fibroids using its breakthrough technology of MRI guided High Intensity Focused Ultrasound (MRgHIFUS).

InSightec's revolutionary ExAblate(TM) 2000 system accurately delivers focused ultrasound energy into the human body in a completely non-invasive way. In a matter of seconds the targeted tissue is heated to the point that it goes through an irreversible process that destroys the diseased tissue. Treatment is performed under real time magnetic resonance imaging (MRI), which provides the treating physician with continuous quality assurance feedback. InSightec's unique technology is an outpatient procedure that causes minimum, if any, interference with the patient's daily life. It has the potential to replace current invasive surgical procedures (hysterectomy and myomectomy), which require weeks of recovery.

The Phase 3 study is based on the Phase 2 results that demonstrated the potential of this technology to treat symptomatic uterine fibroids safely and effectively. The study was done at Brigham and Women's Hospital Boston and at Saint Mary's Hospital London. In parallel, a research was done at Sheba Medical Center and Hadassah Hospital in Israel that complemented the Phase 2 results with symptomatic follow up data.

The Phase 3 protocol will be performed in the US at Brigham and Women's Boston, Mayo Clinic Rochester and Johns Hopkins Hospital Baltimore; in Europe at Saint Mary's London, Charite Berlin, and Cochin Paris; and in Israel at Sheba Medical Center Tel Aviv and Hadassah Jerusalem. In the assessment of InSightec, commercial applications of the treatment are possible during the course of 2003.

President and CEO of InSightec, Dr. Kobi Vortman, commented, ``We are proud to be part of the techno-clinical team that is developing this breakthrough technology, which has the potential to help many patients. The combination of MRI imaging, which is an outstanding imaging technology to diagnose tumors, with non-invasive therapy, is giving the clinical community a system that may change some of the surgical procedures into non-invasive outpatient procedures. The clinical teams that are part of this study are among the best in the world, and their clinical work plays a major role in making this happen.''

Forward-looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

EXHIBIT 2

Elbit Medical Imaging Ltd. Announces Positive Fourth Quarter And Year-End 2001 Results

Revenues for 2001 Increased 26.1%

Net Profit for 2001 Totaled NIS 101.3 Million (Approximately $23 Million)

Four Commercial and Entertainment Centers Opened in Eastern Europe

US FDA Approved Phase 3 Trials for the Treatment of Benign Breast Tumors

TEL AVIV, Israel, April 3 /PRNewswire-FirstCall/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - news; ``EMI'' or the ``Company'') announced today its annual consolidated results for the fourth quarter and the year ended December 31, 2001.

The US dollar data included in this press release is based on a convenience translation from New Israeli Shekels (``NIS'') off approximately NIS 4.4 for 1 US dollar.

During the fourth quarter of 2001, the Company opened four commercial and entertainment centers in Krakow and Ruda Slaksa, Poland and in Zalaegerszeg and Szolnok, Hungary. In addition, a subsidiary of the Company signed a final agreement for the acquisition of three operating commercial and entertainment centers in Hungary.

The Company owns 17 operating commercial and entertainment centers which are expected to generate an annual income turnover of approximately NIS 200 million (approximately $45.3 million) with an expected gross profit rate of approximately 50%.

On December 28, 2001, the Company's subsidiary, Insightec -- Image Guided Treatment Ltd. (``Insightec''), signed a final agreement for an investment of $10 million by GE Medical Systems (GEMS) for a consideration of 11.8% of Insightec's share capital. GEMS has an option to acquire an additional 5% of Insightec's share capital for a consideration of $3 million.

Furthermore, Insightec has received authority from the U.S. Food and Drugs Administration to commence Phase 3 clinical testing for the treatment of benign breast tumors (fibroadenoma). Phase 3 is the final phase of clinical testing, which, if successful, will form the basis for authorization for the commercial exploitation of the product in the US.

InSightec's research into the treatment of uterine fibroids, which is being carried out in the US and Europe, has received Phase 3 authorization and testing began in early 2002.

The Company's consolidated income for the fourth quarter of 2001 totaled approximately NIS 189 million (approximately $43 million) as compared with approximately NIS 160 million (approximately $36.3 million) in the equivalent period of 2000.

The Company's consolidated income for 2001 totaled approximately NIS 646 million (approximately $147 million) as compared with approximately NIS 512 million (approximately $116 million) for 2000.

Gross profit for the fourth quarter of 2001 totaled approximately NIS 31.9 million (approximately $7.3 million) as compared with approximately NIS 25.3 million (approximately $5.8 million) for the equivalent period of the previous year.

Gross profit for 2001 totaled approximately NIS 109.5 million (approximately $24.8 million) as compared with approximately NIS 54.4 million (approximately $12.4 million) for the previous year.

Net research and development expenses for the fourth quarter of 2001 totaled approximately NIS 9.4 million (approximately $2.1 million) excluding the participation of the Chief Israeli Scientist' (``OCS") in the amount of approximately NIS 2.3 million (approximately $0.5 million), as compared with revenues generated from Research and Development of approximately NIS 4 million (approximately $0.9 million) in the equivalent period of the previous year.

Net research and development expenses for 2001 totaled approximately NIS 23.2 million (approximately $5.3 million), excluding the participation of the OCS in the amount of approximately NIS 13.6 million (approximately $3 million), as compared with approximately NIS 24.9 million (approximately $5.6 million) for the previous year.

Research and development expenses were generated only by Insightec, which operations focus on the development of non-invasive treatment for tumors and focused insertion of medicine. The system is based on high frequency ultrasound (HIFUS) guided MRI (magnetic resonance imaging).

Sales, general and administrative expenses for the fourth quarter of 2001 totaled approximately NIS 20.4 million (approximately $4.6 million) as compared with approximately NIS 22.7 million (approximately $5.1 million) in the equivalent period of the previous year. During 2001, Sale, General and Administrative expenses totaled approximately NIS 80 million (approximately $18.2 million) as compared with approximately NIS 66.5 million (approximately $15.1 million) in the equivalent period of the previous year.

The increase resulted mainly from sales, general and administrative expense of the Company's subsidiary Plaza Centers (Europe) BV, which operates the Company's commercial and entertainment centers. The results of such subsidiary were consolidated with the Company's results of operations beginning in the fourth quarter of the year 2000.

Net financing income for the fourth quarter of 2001 totaled approximately NIS 48.3 million (approximately $11 million) as compared with net financing income of approximately NIS 24.6 million (approximately $5.6 million) in the equivalent period of the previous year.
Net financing income for 2001 totaled approximately NIS 97.2 million (approximately $22 million) as compared with approximately NIS 32.9 million (approximately $7.5 million) for the previous year.

The increase in the net financing income during the reported period as compared to the corresponding period in 2000, resulted mainly from the revaluation in the exchange rate of the operating currencies in Eastern Europe (Hungary and Poland) in relation to the exchange rates of the currencies financing the operation of the Company and its subsidiaries in such countries (mainly Euro), as well as the increase in the price index in Hungary (approximately 6.9%) and Poland (approximately 3.6%).

The net financing income was also affected by the investment of the majority of the Company's consolidated liquidity instruments (mainly that of Elscint Ltd. (``Elscint"), the Company's subsidiary) which instrument are invested in US dollar denominated deposits due to actual devaluation of the US dollar rate during the reported periods.

Furthermore, the net financing income was affected by activity resulting from entering into transactions in derivative financial instruments, particularly in the reported fourth quarter. Other expenses, net, for the fourth quarter of 2001, totaled approximately NIS 34.4 million (approximately $7.8 million) as compared with other expenses of approximately NIS 63.7 million (approximately $14.5 million) in the equivalent period of the previous year.

Other income, net, for 2001, totaled approximately NIS 33.1 million (approximately $7.5 million) as compared with other expenses of approximately NIS 60.9 million (approximately $15.1 million) for the previous year.

Income during the reported fourth quarter full year resulted mainly from realization of venture fund from translation differences accumulated in Elbit Ultrasound (Netherlands) BV (a Dutch wholly owned subsidiary of the Company), as a result of its investment in its Swiss subsidiary, in the amount of approximately NIS 52 million (approximately $11.8 million) and same following the Swiss subsidiary's declaration of its voluntary liquidation. Income was also affected by the reduction in Elbit Medical's investments, including reductions in Elscint, investee companies that invest in start-up companies in the total amount of approximately NIS 16.6 million (approximately $3.76 million).

Total consolidated balance assets on December 31, 2001, were approximately NIS 4,524 million (approximately $ 1,028 million), as compared with NIS 3,459 million ($786 million) in 2000. The majority of such increase in reflected in the fixed assets item, mainly in the commercial centers and the hotels business segments.

The rate between equity and total consolidated balance on December 31, 2001 was approximately 19.4%, compared with approximately 21.1% on December 31, 2000. The increase in equity, from approximately NIS 728 million (approximately $ 165 million) in 2000 to approximately NIS 877 million (approximately $200 million) in 2001, resulted mainly from net profit in the reported year and the increase in venture funds from currency translation differences.

Surplus of current liabilities over current assets on December 31, 2001 was approximately NIS 583 million (approximately $132 million) compared to approximately NIS 143 million (approximately $33) on December 31, 2000. The current rate in the consolidated balance on

December 31, 2001 was 0.7, as compared with 0.88 on December 31, 2000.
The increase in the surplus of current liabilities over current assets and the decrease in the current rate resulted mainly from short-term bank credit received in the reported period and from the inclusion of a portion of credit that was previously reported as long-term credit, as short-term credit. The Company negotiates with banking institutions amendments to repayment dates of most short-term loans, to allow for such short-term loans to be treated as long-term credit.

Total consolidated long term and short term cash and deposits on December 31, 2001 totaled approximately NIS 1,378 million (approximately $313 million) as compared with approximately NIS 1,085 million (approximately $247 million) on December 31, 2000.
Net income per share for the year ended December 31, 2001 totaled NIS 4.56 (US $1.04) per share.

Forward-Looking Statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the securities and exchange commission.

ELBIT MEDICAL IMAGING LTD.
CONSOLIDATED BALANCE SHEET
(In million of US Dollar)

	December 31 2001	December 31 2000	
	Audited	Audited	
Assets			
Current Assets	283	245	*
Long-term Investments and receivables	106	126	*
Hotels, commercial centers and other property	622	403	*
Other assets and deferred charges	13	9	
	1,024	783	
Liabilities and Shareholders Equity			
Current Liabilities	414	278	*
Long-Term Liabilities	303	239	*
Minority interests	108	101	
Shareholders' Equity	199	165	
	1,024	783	

* Reclassified

ELBIT MEDICAL IMAGING LTD.
CONSOLIDATED BALANCE SHEET
(In million of Nis)

	December 31 2001	December 31 2000	
	Audited	Audited	
Assets			
Current Assets	1,250	1,084	*
Long-term Investments and receivables	468	556	*
Hotels, commercial centers and other property	2,748	1,781	*
Other assets and deferred charges	58	38	
	4,524	3,459	
Liabilities and Shareholders Equity			
Current Liabilities	1,833	1,227	*
Long-Term Liabilities	1,338	1,055	*
Minority interests	476	448	
Shareholders' Equity	877	729	
	4,524	3,459	

* Reclassified

Elbit Medical Imaging LTD.
Consolidated Statements of Income
Adjusted to NIS of Dec 2001

	For the year ended December 31 2001	2000	1999
		NIS thousands Audited	
Revenues			
Sale of systems and subassemblies	376,475	365,141	313,818
Operating and managing hotels	133,245	101,496	26,072
Commercial-center operations	126,532	26,402	0
Revenue from contracts	9,599	19,125	0
	645,851	512,164	339,890
Costs of Revenues			
Systems, subassemblies and services	344,721	341,116	307,862
Hotel operations	120,805	87,374	24,104
Commercial - center operations	63,783	12,129	0
Cost of contracts	6,997	17,132	0
	536,306	457,751	331,966
	109,545	54,413	7,924
Initiation expenses	5,605	2,648	0
Research and Development expenses, net	23,159	24,946	32,275
Selling, General and administrative expenses	80,101	66,493	65,657
	108,865	94,087	97,932
Operating (loss) income	680	(39,674)	(90,008)
Finance income, net	97,210	32,917	62,853

Other income, net	33,136	60,989	4,649
Income (loss) from continuing operations before taxes on income	131,026	54,232	(22,506)
Taxes on income	(13,012)	(13,864)	(8,495)
	118,014	40,368	(31,001)
Equity in results of affiliated companies	(9,295)	3,566	7,670
Minority share in results of subsidiaries, net	(11,810)	(28,151)	(8,603)
	96,909	15,783	(31,934)
Earnings (loss) from discontinued operations, net	4,372	(30,548)	(16,747)
Net Income (loss)	101,281	(14,765)	(48,681)
Earning (loss) per share - Basic			
From continuing operations	4.36	0.71	(1.44)
From discontinued operations	0.20	(1.38)	(0.76)
Total	4.56	(0.67)	(2.20)
Earnings per share - Diluted	3.83		

Elbit Medical Imaging LTD.
Consolidated Statements of Income

	For the year ended December 31		
	2001	2000	1999
		US$ thousands Audited	
Revenues			
Sale of systems and subassemblies	85,252	82,686	71,064
Operating and managing hotels	30,173	22,984	5,904
Commercial-center operations	28,653	5,979	0
Revenue from contracts	2,174	4,331	0
	146,252	115,980	76,968
Costs of revenues			
Systems, subassemblies and services	78,062	77,245	69,715
Hotel operations	27,356	19,786	5,458
Commercial - center operations	14,444	2,747	0
Cost of contracts	1,584	3,880	0
	121,446	103,658	75,173
	24,806	12,322	1,795
Initiation expenses	1,269	600	0

Research and Development expenses, net	5,244	5,649	7,309
Selling, General and administrative expenses	18,139	15,057	14,868
	24,652	21,306	22,177
Operating (loss) income	154	(8,984)	(20,382)
Finance income, net	22,013	7,454	14,233
Other income, net	7,504	13,811	1,053
Income (loss) from continuing operations before taxes on income	29,671	12,281	(5,096)
Taxes on income	(2,947)	(3,139)	(1,924)
	26,724	9,142	(7,020)
Equity in results of affiliated companies	(2,105)	808	1,737
Minority share in results of subsidiaries, net	(2,674)	(6,375)	(1,948)
	21,945	3,575	(7,231)
Earnings (loss) from discontinued operations, net	990	(6,918)	(3,792)
Net Income (loss)	22,935	(3,343)	(11,023)
Earning (loss) per share - Basic			
From continuing operations	0.99	0.16	(0.33)
From discontinued operations	0.05	(0.31)	(0.17)
Total	1.04	(0.15)	(0.50)
Earning per share - Diluted	0.87		

The adjusted financial statements have been translated into U.S. dollars using the representative exchange rate as of Dec 31, 2001 (U.S. $ 1=NIS 4.416). The translation was made solely for the convenience of the reader.